First Western Financial, Inc. The First, Western-Based Private Trust Bank Initial Public Offering July 2018 Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-225719 Dated July 9, 2018

Safe Harbor 2 First Western Financial, Inc. (“First Western,” “MYFW” the “Company,” “we,” “us” or “our”) has filed a registration statement (including a prospectus, which is preliminary and subject to completion) with the U.S. Securities and Exchange commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Keefe, Bruyette & Woods, Inc., toll-free at (800) 966-1559 or by emailing kbwsyndicatedesk@kbw.com or Stephens Inc., toll-free at (800) 643-9691 or by emailing prospectus@stephens.com. This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of First Western’s management with respect to, among other things, future events and First Western’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about First Western’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond First Western’s control. Accordingly, First Western cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although First Western believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. All subsequent written and oral forward-looking statements attributable to First Western or persons acting on First Western’s behalf are expressly qualified in their entirety by this paragraph. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise (except as required by law). Certain of the information contained herein may be derived from information provided by industry sources. The Company believes that such information is accurate and the sources from which it has been obtained are reliable; however, the Company cannot guaranty the accuracy of such information and has not independently verified such information. This presentation contains certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of non-GAAP financial measures to GAAP financial measures are provided at the end of this presentation. Numbers in the presentation may not sum due to rounding. Our common stock is not a deposit or savings account. Our common stock is not insured by the Federal Deposit Insurance Corporation or any governmental agency or instrumentality. This presentation is not an offer to sell any securities and it is not soliciting an offer to buy any securities in any state or jurisdiction where the offer or sale is not permitted. Neither the SEC nor any state securities commission has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof.

Offering Summary Issuer Name First Western Financial, Inc. Exchange / Ticker Nasdaq / MYFW Base Offering Size $37.0 million(1) Base Shares Offered 1,500,527 primary shares / 349,473 secondary shares Overallotment Option 15% of base offering or 277,500 primary shares Pro Forma Market Cap Approximately $148.4 million(2) Filing Range $19.00 - $21.00 Lock-Up 180 days for directors, executive officers and selling shareholders Use of Proceeds Approximately $25.0 million to redeem all of the outstanding shares of preferred stock Approximately $1.2 million and available cash on hand or borrowings under existing credit facility to redeem all of the subordinated notes due 2020(3) To the extent there are any net proceeds from this offering remaining, First Western intends to use such net proceeds to support its organic growth and for general corporate purposes, including maintenance of its required regulatory capital Joint Bookrunning Managers Keefe, Bruyette & Woods, A Stifel Company; Stephens Inc. Co-Manager Sandler O’Neill + Partners, L.P. Expected Pricing Week of July 16, 2018 Based on the midpoint of the filing range. Based on the midpoint of the filing range. Excludes the exercise of the overallotment option and up to 128,977 shares of MYFW common stock issuable as of March 31, 2018 pursuant to the make whole rights. The redemption of such securities is subject to regulatory approval, and accordingly, no assurance can be given as to when MYFW will be able to redeem such securities, if at all. 3

A Wealth Manager on Private Trust Bank Platform

Overview

- Niche-focused regional wealth manager built on a private trust bank platform
- Headquartered in Denver, Colorado and positioned in desirable, affluent and high growth markets

Target Market

- Households of $1+ million liquid net worth
- High net worth and high growth markets
- Colorado, Arizona, Wyoming and California

Competitive Advantage

- Operates as one integrated firm, not silos
- Team approach benefits clients, First Western
- Local boutique private trust bank offices with central product experts

Company Highlights as of 3/31/2018

(Dollars in millions, unless otherwise noted)

Assets:	$991.6
Gross Loans:	$817.3
Total Deposits:	$818.2
AUM:	$5.4 billion
CET1 Ratio:	7.04%
Tier 1 Ratio:	9.44%
Leverage Ratio:	7.72%
TRBC Ratio:	12.31%



WY
CA
CO
AZ

Office Locations

First Western Financial, Inc. (FW)
Financial Holding Company
~350 individual shareholders

- **First Western Trust Bank**
  Colorado state chartered bank (13 locations)
  - **First Western Merger Corporation**
    State licensed insurance agency
- **First Western Capital Management Co.**
  Registered investment advisor (1 location)

4

FIRSTwestern

MYFW: Our Five Core Strengths

Differentiated, Proven in the Marketplace	▪ **Niche-focused** franchise headquartered in Denver, Colorado ▪ Well-positioned in many **attractive markets** in Arizona, California, Colorado and Wyoming ▪ **Specialized central expertise** to compete with siloed national, regional firms ▪ Delivered through **local, boutique trust banking teams** so clients "owned" by MYFW, not associates
Built in Operating Leverage	▪ **Strong profit center margins at maturity**, growth opportunities in current and new markets ▪ **Revenue growth** in both fee income and net interest income, with asset sensitive balance sheet ▪ Scalable, **leverageable high fixed cost Product and Support Centers** ▪ Operating **expense investment already in place** for growth and expansion
Highly Desirable Recurring Fee Income	▪ **~50% fee income**, consistently through MYFW history ▪ Primarily **recurring** trust and investment management ("TIM") fees ▪ **Low risk, "sticky" wealth/trust business** with comprehensive product offering ▪ **Multiple entry points with ConnectView®** – proprietary review process to service, **cross-sell**
Experienced, Tested Team	▪ Executives are **major bank/professional firm trained**, with deep relationships in communities ▪ Achieved **growth through** business and economic **cycles**, capital constraints ▪ Healthy relationship with all regulators with **strong risk management** culture ▪ CEO with **proven track record** for creating value in previous bank ownership
Unique Opportunity for Investors	▪ At critical mass but small market share, **many current and new market** opportunities ▪ **Proven ability to expand: (1) Organically, (2) By expansion and (3) By acquisition** ▪ Few large Colorado bank alternatives for investors and clients, creating **lift-out opportunities** ▪ **MYFW has been capital constrained**: IPO provides growth capital, pay off high cost capital, debt

First Western's core strengths provide the foundation for driving shareholder value

5

6 Rationale for Starting First Western Competition is Everyone and No One

FIRSTwestern

Team: Ready to Take MYFW to the Next Level

Name	Title	Years at FW	Years in Industry	Prior Experience
Scott C. Wylie	Chairman, CEO & President	16	31	▪ Chairman & CEO, Northern Trust Bank of Colorado ▪ Chairman & CEO, Trust Bank of Colorado ▪ CEO, Equitable Bancshares of Colorado and Women's Bank, Chairman, Equitable Bank ▪ Chairman, American Fundware ▪ President & CEO, Bank and Trust of Puerto Rico ▪ Associate, First Boston Corporation
Julie A. Courkamp	Chief Financial Officer & Treasurer	12	18	▪ Assurance services with PricewaterhouseCoopers ▪ Executive roles within First Western with responsibility for Accounting & Finance, Risk, Technology and Operations
John E. Sawyer	Chief Investment Officer	1	25	▪ Chief Investment & Fiduciary Officer, BBVA Compass Bank ▪ President & COO, Florida-based boutique wealth management firm ▪ Executive with Credit Suisse, Morgan Keegan & Co., and First Tennessee Capital Markets
Scott J. Lawley	Chief Credit Officer	-	31	▪ Sr. Credit Officer & Segment Risk Officer, Huntington National Bank ▪ Credit advisor, chief underwriter, CRE credit officer PNC Bank, US Bank ▪ Lending positions with Fleet Bank
Josh M. Wilson	Regional President, CO / WY	6	19	▪ CFO, international oil and gas operating company ▪ PC President at First Western ▪ Executive with Bank One, JP Morgan and Vectra Private Bank
Dan C. Thompson	Regional President, AZ / CA	14	25	▪ Team Leader within Private Wealth Advisors , Merrill Lynch ▪ Positions in the High Net Worth and Q.A. group, Charles Schwab & Co.

Senior management team upgraded over past year to prepare for next phase of growth

7

MYFW's Sophisticated Board of Directors

Name	Title	Primary Business	Beneficial Ownership
Scott C. Wylie	Chairman, CEO & President	▪ First Western Financial, Inc.	14.2%
Julie A. Caponi, CPA	Board Director / Trustee	▪ Former Finance Executive at Arconic, Inc. (fka Alcoa Inc.) ▪ Former audit partner at Deloitte ▪ Board member & Audit Committee chair for FCF (NYSE)	*
David R. Duncan	Board Director / Trustee	▪ Energy ▪ Winery Executive, Silver Oak Cellars ▪ Entrepreneur, board member, business leader	3.0%
Thomas A. Gart	Board Director / Trustee	▪ Real Estate Developer ▪ Specialty Retail Executive ▪ Family business, PE investing across broad range of industries	1.4%
Patrick H. Hamill	Board Director / Trustee	▪ Real Estate Developer ▪ Home Builder Executive ▪ Entrepreneur, business/community leader, real estate expertise	1.3%
Luke A. Latimer	Board Director / Trustee	▪ Utility Maintenance ▪ Construction Executive ▪ Family business, public bank board	*
Eric D. Sipf, CPA(1)	Board Director / Trustee	▪ Former Healthcare Executive ▪ US Army ▪ Asset management, finance, bank board, M&A	3.2%
Mark L. Smith	Board Director / Trustee	▪ Real Estate Developer ▪ Entrepreneur, community leadership, real estate expertise	*
Joseph C. Zimlich, CPA	Board Director / Trustee	▪ Family Office Executive ▪ Corporate leadership, board, investment management	5.7%
		Director and Officer Beneficial Ownership	**~30.4%**

* Less than 1.0%.
(1) CPA license inactive.

8

Success in Expansion and Acquisition Growth January 2004 Acquired Westcor Insurance Group, Inc. January 2004 Acquired James Sprout & Associates, Inc. January 2004 Acquired Poudre River Valley Trust Company February 2005 Acquired Sterling Partners/ Silversmith Financial Corp September 2006 Acquired Reber/Russell Company May 2008 Asset purchase from Financial Management Advisors, LLC September 2008 Acquired Ryder, Stilwell Inc. March 2009 Asset purchase from GKM Advisors, LLC February 2012 Acquired trust department assets of First National Bank of Wyoming September 2017 Asset purchase from EMC Holdings, LLC Acquisitions Office Openings February 2011 Denver Tech Center (DTC)/Cherry Hills Englewood, CO February 2014 Jackson Hole, WY June 2005 Cherry Creek, CO September 2007 Boulder, CO January 2005 Northern Colorado Fort Collins, CO March 2004 Denver, CO January 2012 Laramie, WY September 2017 Greenwood Village, CO September 2011 Phoenix, AZ October 2015 Aspen, CO 2004 2006 2008 2010 2012 2014 2016 2018 November 2008 Scottsdale, AZ May 2008 Los Angeles, CA 9 February 2015 Fort Collins, CO

10 Currently in a Cycle of Capital Constraint Growth & Expansion Conservative Growth Capital Constrained Growth $110 $159 $327 $433 $478 $525 $509 $485 $533 $610 $673 $814 $817 $102 $147 $270 $407 $472 $530 $596 $561 $589 $710 $754 $816 $818 $1,256 $1,378 $2,133 $3,057 $4,119 $4,042 $3,952 $4,523 $4,842 $4,744 $4,926 $5,374 $5,358 $0 $1,000 $2,000 $3,000 $4,000 $5,000 $6,000 $0 $200 $400 $600 $800 $1,000 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Q1'18 Assets Under Management ($ millions) Total Deposits and Gross Loans ($ millions) Gross Loans Total Deposits Assets Under Mangement

Great Markets, Scarce Investment Opportunity

FIRSTwestern

First Western Market Favorability(1)

- **Denver, Colorado (2017)**
  - #1 best metro for small business employment
  - #5 best economy among large U.S. cities, population tripled ('00)
  - Employment reached record-high in 2017 (up 2.5% from 2016)
- **Fort Collins, Colorado (2017)**
  - #1 for stable & growing housing market
  - Manufacturing for Anheuser-Busch, Broadcom, Intel
- **Phoenix, Arizona (2017)**
  - Total personal income rose 4.3% for state
  - Employment increased 3.5% for state
  - #3 in personal income growth, #5 for economic momentum

Deposits by MSA(2)

Deposits by State	
Colorado	80.2%
Arizona	17.1%
Wyoming	2.7%



Glenwood Springs, CO 4%
Jackson, WY 3%
Denver, CO 46%
Boulder, CO 12%
Phoenix, AZ 17%
Fort Collins, CO 18%

Colorado Chartered Banks (Assets > ~$1.0 billion)

As of March 31, 2018	Current Ownership	Total Assets ($bn)
FirstBank	Private	18.0
NBH Bank	Public (NYSE: NBHC)	5.6
CoBiz Bank	BOKF (Sale Pending)	3.8
Guaranty B&TC	IBTX (Sale Pending)	3.7
Sunflower Bank	Private	3.7
Bank of Colorado	Private (Sub. of Pinnacle Bancorp-NE)	3.6
Alpine Bank	Private	3.6
ANB Bank	Private	2.7
Citywide Banks	HTLF (Acquired in 2017)	2.3
First Western Trust Bank	**IPO (Nasdaq: MYFW)**	**1.0**

MSA	State	Market Share	Projected % Change in HHI of $200M + (2018-2023)(3)
Denver-Aurora-Lakewood	CO	0.44	41.92
Fort Collins	CO	1.78	51.60
Phoenix-Mesa-Scottsdale	AZ	0.14	36.77
Boulder	CO	0.95	30.26
Jackson	WY/ID	0.96	18.50
Glenwood Springs	CO	1.16	24.90
National Average			**32.06**

Small market share and growing high household income means lots of room to grow

(1) Source: 2017 Downtown Denver Partnership Report; Ft. Collins Chamber of Commerce; University of Arizona; Fed Funds Info; Realtor.com.
(2) Source: S&P Global Market Intelligence as of 06/30/2017 (most recent period available).
(3) Percentage income growth for households with over $200,000 in current household income (HHI).
Note: Demographic data provided by Nielsen per US Census data.

11

The Roadmap to Shareholder Value Creation

Short-Term Goals	Long-Term Goals

Short-Term Goals

- **Launch IPO**
  - Clean up capital stack
  - Access organic growth capital
  - Currency for bank, fee acquisitions
- **Embedded earnings growth drivers**
  - Benefit from operating leverage
  - Integrate mortgage and capital management operations
  - Leverage other product groups
- **Accelerate revenue growth**
  - Leverage expanded trust and IM teams
  - Add trust and IM products, services
  - Build traction with Wealth Advisors
- **Add commercial banking depth**
  - Cross sales to target wealth management clients
  - High margin products through existing channels

Long-Term Goals

- **Drive to $5 billion in total assets, $25 billion TIM assets through both organic growth and acquisitions**
  - ~50 offices
  - $6-7 million in revenue per office
  - 60% contribution margin per office
- **Build footprint, scale and operating leverage with M&A**
  - Capital and earnings accretive
- **Create, roll out virtual private bank**
  - Robo advisor tied to bank
  - "Buy up" into expert advice
- **Upgrade wealth management platform**
  - Fully integrated front end
- **Sell wholesale TIM services to other banks**

Our mission is to be the BPBFWWMC – Best Private Bank for the Western Wealth Management Client

We believe First Western can be a unique, niche focused regional powerhouse with high fee income and consistent strong earnings from our scalable wealth management platform

12

Finance & Accounting Risk & Compliance Enterprise Technology Human Capital Credit Analysis Bank & Trust/Investment Operations Marketing/Branding Our local, boutique private trust bank offices compete with the biggest wealth managers in the country First Western Product Groups (PG) Support Centers (SC) Profit Centers (PC) Organizational Structure Built for Scale Investment Management Fiduciary/ Trust Wealth Planning Retirement Services Insurance Mortgage Services Treasury Management Full Bank and Trust: Aspen, CO Boulder, CO Cherry Creek, CO Denver, CO DTC/Cherry Hills, CO Northern Colorado Jackson Hole, WY Scottsdale, AZ Phoenix, AZ Loan Production Offices: Ft. Collins, CO Greenwood Village, CO Trust Offices: Century City, CA Laramie, WY 13 Big operating leverage from expert, high fixed cost teams Very profitable when mature

Integrated Team Approach in Boutique Offices President Private Bankers Wealth Advisor Trust Officer 14 Lenders Portfolio Managers Team Philosophy 1. 2. 3. 4. 5. by working as a team to grow relationships Team-based incentives Relationship-based wealth management Many relationship managers to one client Product group specialists Holistic view of the client – ConnectView®

Different Paths to Profit Center Success 15 We build new offices through acquisition or de novo, and start with either banking or investment professionals Jackson Hole January 2014 Northern Colorado January 2005 Aspen October 2015 RIA, trust company acquisition Added bigger platform Rapid growth in revenues & contribution Lift-out of RIA team High fee growth Banking opportunity De novo Quick breakeven Fee income opportunity Loans: $50.5 Deposits: $43.2 AUM: $38.9 Loans: $26.2 Deposits: $39.0 AUM: $260.4 Note: Dollars in millions.

Acquire, Cross Sell Clients Using Product Groups

FIRSTwestern

Our local profit centers team with specialized product experts through ConnectView®

Commercial Banking	▪ Corporate loans to match specific needs ▪ Well versed in working with **complex cash flows and business models** ▪ Customized treasury management products and services
Retirement / 401(k) Plan Consulting	▪ **Retirement plan consultants** partnering with businesses to sponsor retirement plans ▪ Creative corporate retirement plan design, analysis solutions, fiduciary liability management ▪ HSAs, third party administrative services, ERISA compliance and education
Residential Mortgage Lending	▪ Mortgage banking **specializing in high net worth lending** ▪ Underwritten to Fannie Mae and Freddie Mac guidelines ▪ Portfolio lending and secondary sales
Wealth Planning	▪ Wealth planning with specialized services (e.g. philanthropic) ▪ **Proprietary ConnectView® approach**, with access to CFPs, CPAs and estate planning attorneys ▪ Charitable giving tax strategies, deferred-compensation plans, life insurance, key person insurance
Investment Management	▪ Provide a **broad range of asset and sub asset classes** ▪ Create unique solutions through internal research, proprietary and third-party investment options ▪ Central team creates the platform for Portfolio Managers to service clients, manage accounts
Trust	▪ **Fiduciary wealth management** with expert review of client objectives, creating solutions ▪ Irrevocable life insurance trust, conservatorship, successor trustee, directed custodial trusteeship ▪ WY tax-exempt asset protection, special needs trusts, escrow services, family office services

16

Investment Policy Committee (IPC), Investment Management (IM), Business Development Officers (BDO). Teamwork Drives Client Satisfaction, Retention 17 Example of investment management teamwork shows how MYFW, not relationship managers, owns our clients Profit Centers Product Groups Support Centers Team Based Compensation Portfolio Managers Wealth Advisors (BDOs(1)) Wealth Planning IPC / IM Research(1) Trust Investment Operations Trust Operations Risk / Compliance Client Service Expertise Support Sales

Our High-Quality, Recurring Revenues 18 Q1 2018 Net interest income, before provision, plus non-interest income. Note: As of or for the three months ended March 31, 2018 (unaudited). Q1 2018 Gross Revenue(1) Earnings Themes Diverse, stable, desirable revenue mix Attractive markets and business model Robust earnings growth Investments made in long term growth Built-in operating leverage: Infrastructure capable of supporting a much larger bank Cost reductions in Q1 and Q2 2018 Use of Proceeds Gross Revenue ($millions) 19.5% $42.4 $44.0 $50.4 $54.4 $55.2 $12.3 $14.7 December 31, 2013 December 31, 2014 December 31, 2015 December 31, 2016 December 31, 2017 March 31, 2017 March 31, 2018 Non-Interest Income Net Interest Income Net Interest Income $7.4 million Non - interest Income $7.3 million 50.2% 49.8%

Predictable, Growing Sources of Fee Income 19 Note: As of or for the three months ended March 31, 2018 (unaudited). AUM Composition by Account Type ($billions) Q1 2018 Non-Interest Income ($millions) Trust and Investment Management Guided architecture Customized investment solutions Internally manage ~$1.0 billion in AUM $5.4 billion Wealth Management Segment Non-Interest Income ($millions) 16.8% $7.3 million Investment Agency $2.0, 36.9% Managed Trust $1.4, 26.2% 401(k )/ Retirement $0.8, 14.9% Directed Trust $0.8, 14.1% Custody $0.4, 7.9% Trust & Advisory $4.9, 67.9 % Mortgage $1.3, 17.2 % Bank Fees $0.6, 8.4 % Insurance $0.4, 5.3% Other $0.1, 1.2% $17.7 $18.9 $4.4 $5.2 December 31, 2016 December 31, 2017 March 31, 2017 March 31, 2018

Our Balanced, Private Banking Loan Portfolio 20 Historical Gross Loans ($millions) Q1 2018 Loan Portfolio by Collateral Type (2) MYFW vs. Peers(1) – Yield on Loans Q1’18 (%) Lending Strategy MYFW uses the following Peers throughout this presentation: ALRS, BMTC, BPFH, CATC, CFR, FFWM, FRC, PGC, SYBT, TMP, TSC, UMBF, UVSP, and WASH. Source: S&P Global Market Intelligence as of March 31, 2018. As of March 31, 2018 Organic loan growth of 21%, 2016 to 2017 Added production from mortgage acquisition Return on equity based relationship pricing High net worth, relationship lending model Asset sensitive balance sheet 1 - 4 Family Residential 36.5% Non - owner Occupied Commercial Real Estate 20.5% Cash, Securities, & Other 15.2% Commercial & Industrial 12.9% Owner Occupied Commercial Real Estate 11.3% Construction & Development 3.6% $484.7 $532.5 $610.4 $672.8 $813.7 $817.3 2013 2014 2015 2016 2017 Q1'18 4.20 4.12 MYFW Peers

A Balanced, Growing Core Deposit Base 21 Historical Total Deposits ($millions) Deposit Composition (March 31, 2018) MYFW vs. Peers(1) – Cost of Deposits Q1’18 (%) Deposit Strategy Peers include ALRS, BMTC, BPFH, CATC, CFR, FFWM, FRC, PGC, SYBT, TMP, TSC, UMBF, UVSP, and WASH. Source: S&P Global Market Intelligence as of March 31, 2018. Increase share of wallet Relationship lending, trust/IM deposits Generate leads through BDOs and Treasury Management Core client deposits, no brokered deposits 2017-Q1’18 deposit betas in 20% - 30% range, but NIM expanding Shift to profitability analysis Treasury Desk control 0.57 0.41 MYFW Peers DDA 27.3% MMDA & Savings 40.3% Jumbo Time 16.4% Retail Time 6.3% NOW & Other 9.7% $561.2 $588.8 $709.9 $753.9 $816.1 $818.2 2013 2014 2015 2016 2017 Q1'18

MYFW's Embedded Earnings Growth Drivers

Remove Capital Constraints

- **Lowering capital costs by ~$2.7 million** (after-tax) per year(1)
- Historical balance sheet growth was **Basel III constrained to qualify as small BHC(<$1 billion in assets)**

Reduce Expenses and Improve Operating Efficiency

- **Eliminated** mortgage and other administrative **redundancies and rent** expense in 1H 2018
- Capital investment in infrastructure and **platform** is now **in place**
- **Minimal incremental** back office **expense needed** to support continued growth
- **Integrating technology into operations**

Added Revenue Generators in 2017 - 2018

- Experienced **executive leadership** positions added:
  - New Colorado/Wyoming Profit Center President and Product Group President
- Added **wealth advisors/BDOs** and sales manager
- **Adding MLOs** in offices in 2018
- Generate **referrals** for new client relationships
- Develop **new products** to meet the needs of our clients

Drive Client Acquisition and Increase Share of Wallet

- Added client relationship and **profitability tools**
  - Managed centrally by **treasury desk**
- **Build out existing markets** and employ highly capable associates with local market experience/relationships
- Identify new markets to **establish profit centers** without a proportionate increase in product group or support center expenses
- **Acquired Englewood Mortgage Company** ("EMC") in September 2017
  - Culture and product fit with proven leadership
  - Adds portfolio jumbo mortgage loans
  - Well connected to prominent high net worth realtors

(1) Assumes redemption of all outstanding preferred stock and subordinated notes due 2020. See next page for details.

22

Opportunity: Optimize MYFW's Capital Structure

FIRSTwestern

Consolidated Capital Structure as of March 31, 2018



(Dollars in millions)
$53.4
$96.7
$4.1
$20.9
$13.5
$79.2
$6.6
$105.4
Tangible Common Equity (1)
Total Risk Based Capital
Capital Structure
Pro Forma Capital Structure (2)
Noncumulative Perpetual Convertible Preferred Equity, Series D
Cumulative Perpetual Preferred Equity, Series A-C
Subordinated Debt
Common Equity

(Dollars in millions, except per share data)	Par Value / Outstanding Amount	Conversion Price	Dividend / Coupon Rate	Common Shares if Converted	Maturity Date / Date Redeemable
Debt					
Subordinated Notes due 2020	$6.9	-	8.00%	-	7/31/2020
Subordinated Notes due 2026	6.6	-	7.25%	-	12/31/2026
	$13.5				
Preferred Equity					
Cumulative Perpetual Preferred Stock, Series A	$8.6	-	9.00%	-	2/15/2012
Cumulative Perpetual Preferred Stock, Series B	0.4	-	9.00%	-	2/15/2012
Cumulative Perpetual Preferred Stock, Series C	11.9	-	9.00%	-	2/15/2013
Noncumulative Perpetual Convertible Preferred Stock, Series D	4.1	$27.00	9.00%	151,700	7/20/2017
	$25.0				
Common Equity					
Common Stock	$79.2	-	-	-	-

(1) Total intangibles of approximately $26 million.
(2) Based on the midpoint of the range and excludes the exercise of the overallotment option (net of fees and expenses).
Note: Preferred Equity reflected at par value, which excludes the impact of issuance costs.

23

Our Revenues have Outgrown Expenses by ~50%

Gross Revenue[1] ($millions)



2013-17 CAGR: 6.8%
$42.4
$44.0
$50.4
$54.4
$55.2
$14.7
December 31, 2013
December 31, 2014
December 31, 2015
December 31, 2016
December 31, 2017
March 31, 2018

Total Non-Interest Expenses ($millions)



2013-17 CAGR: 4.6%
$41.4
$43.5
$45.6
$49.8
$49.5
$13.3
December 31, 2013
December 31, 2014
December 31, 2015
December 31, 2016
December 31, 2017
March 31, 2018

	Year Ended December 31,					Three Months Ended March 31,
Dollars in thousands	2013	2014	2015	2016	2017	2018
Net interest income before provision	$ 19,910	$ 20,712	$ 22,466	$ 24,457	$ 27,576	$ 7,360
(Release of) provision for credit losses	(1,676)	1,455	1,071	985	788	(187)
Net interest income after provision	21,586	19,257	21,395	23,472	26,788	7,547
Trust and investment management fees	20,187	20,852	20,863	20,167	19,455	4,954
Net gain on mortgage loans sold	-	-	3,549	6,702	3,469	1,251
Net (loss) gain on security sales	(101)	321	717	114	81	-
Other[2]	2,267	2,103	2,815	2,939	4,708	1,087
Non-interest income	22,353	23,276	27,944	29,922	27,713	7,292
Total Revenue	**$ 43,939**	**$ 42,533**	**$ 49,339**	**$ 53,394**	**$ 54,501**	**$ 14,839**

(1) Net interest income, before provision, plus non-interest income.
(2) Includes bank fees, risk management and insurance fees, income on bank-owned life insurance and other non-interest income.

24

Strong Growth in Pre-Tax, Pre-Prov. Income

2013-2017 Pre-Tax Pre-Provision Income[(1)] ($000s)


$897
$486
$4,774
$4,556
$5,795
December 31, 2013
December 31, 2014
December 31, 2015
December 31, 2016
December 31, 2017

2017-18 Quarterly Pre-Tax Pre-Provision Income[(1)] ($000s)


$1,046
$869
$1,987
$1,892
$1,366
March 31, 2017
June 30, 2017
September 30, 2017
December 31, 2017
March 31, 2018

(Dollars in thousands)	Year Ended December 31, 2013	2014	2015	2016	2017	Three Months Ended March 31, 2018
Net interest income before provision	$ 19,910	$ 20,712	$ 22,466	$ 24,457	$ 27,576	$ 7,360
(Release of) provision for credit losses	(1,676)	1,455	1,071	985	788	(187)
Net interest income after provision	21,586	19,257	21,395	23,472	26,788	7,547
Non-interest income	22,353	23,276	27,944	29,922	27,713	7,292
Total revenue	43,939	42,533	49,339	53,394	54,501	14,839
Non-interest expense	41,366	43,502	45,636	49,823	49,494	13,286
Income before income tax	2,573	(969)	3,703	3,571	5,007	1,553
Income taxes expense (benefit)	358	(11,959)	1,053	1,269	2,984	367
Net Income	2,215	10,990	2,650	2,302	2,023	1,186
Preferred stock dividends	(1,718)	(2,003)	(2,419)	(2,840)	(2,291)	(561)
Net income available to common shareholders	$ 497	$ 8,987	$ 231	$ (538)	$ (268)	$ 625

(1) See Appendix for Non-GAAP financial measures reconciled to GAAP, with the exception of March 31, 2018 and 2017, which have been reviewed, none of the quarterly information has been audited or reviewed.
Note: Year ended data per audited financial statements.

25

Four Key Drivers of 2018 Earnings Improvement

FIRSTwestern

(Dollars in thousands)	Six Months Ended June 30, 2018 Preliminary Results (1)	Staffing and Other Operating Efficiencies (1) (2)	Use of Proceeds (2) (3)	Adjusted Preliminary Results	Additional Growth Drivers (4)
Net interest income before provision	$ 14,937	-	$ 276	$ 15,213	+ Gross loans up 21% 2016 to 2017, 14% YOY YTD + NIM up 19 bps Q2'18 compared to Q2'17
(Release of) provision for credit losses	(187)	-	-	(187)	
Net interest income after provision	15,124	-	276	15,400	
Non-interest income	14,167	-	-	14,167	+ 13% non-interest income growth June YTD 18' vs. June YTD 17'
Total revenue	29,291	-	276	29,567	+ Sales focus: Executive leadership, Wealth advisors, MLOs
Non-interest expense	26,353	$ (1,100)	-	25,253	+ Infrastructure in place, min. increase needed to support growth
Income before income tax	2,938	1,100	276	4,314	
Income tax (expense)/ benefit	(704)	(275)	(69)	(1,048)	+ Tax rate improvement from Tax Reform Act
Net Income	2,234	825	207	3,266	
Preferred stock dividends	(1,123)	-	1,123	-	
Net income available to common shareholders	$ 1,111	$ 825	$ 1,331	$ 3,266	+ Significant earnings improvement

(1) During the six months ended June 30, 2018, we made several changes to streamline our operations and improve profitability, including consolidating administrative roles, reducing salaries and office space capacity. The consolidation of administrative roles resulted in a headcount reduction of 16 full-time equivalent employees, or 6.1% of our total headcount. We recorded pre-tax salary expense relating to these employees of $0.3 and $0.7 in the three and six months ended June 30, 2018. In addition, we recorded pre-tax severance costs of $0.1 and $0.2 in the three and six months ended June 30, 2018. Effective as of May 1, 2018, we sublet an office lease in our capital management segment at terms consistent with the current lease. We recorded pre-tax rent expense of an immaterial amount and $0.2 for the three and six months ended June 30, 2018 relative to this lease.

(2) Assumes redemption of all outstanding preferred stock and subordinated notes due 2020.

26

Experienced, Tested Team Built-in Operating Leverage Highly Desirable Recurring Fee Income Differentiated, Proven in the Marketplace Unique Opportunity for Investors MYFW’s core strengths provide the foundation for driving shareholder value A Unique and Attractive Investment 27

Appendix

Preliminary and Estimated Income Statement Six Months Ended June 30, (Dollars in thousands, except per share) 2018 2017 $ Change % Change Net interest income after provision $15,124 $12,445 $2,679 22% Non-interest income 14,167 12,539 1,628 13% Non-interest expense 26,353 23,550 2,803 12% Estimated net income 2,234 930 1,304 140% Estimated diluted earnings per share $0.19 $(0.04) - - Estimated return on average assets 0.45% 0.20% - - Recent Developments 29 Increase in estimated net income and diluted earnings per share is primarily attributable to: An increase in net interest income resulting primarily from an increase in benchmark interest rates period over period, along with growth in our earning assets; An increase in non-interest income resulting from an increase trust and investment management fees due to growth in assets under management, an increase in net mortgage gain due to increased secondary sales activities and an increase in insurance fee income, and A reduction in our effective tax rate due to lower Federal tax rates Preliminary and Estimated Balance Sheet Position As of Estimated Increase from: (Dollars in thousands) June 30, 2018 March 31, 2018 June 30, 2017 Loans $842,644 $25,352 $101,392 Total Assets 1,045,073 53,452 92,056 Total Deposits 843,742 25,515 70,793 Total Shareholders’ Equity 104,722 567 7,683 Book Value Per Share $13.48 $0.06 $0.57 Tangible Book Value Per Share $9.15 $0.10 $0.91 Comparison to Prior Period

FIRSTwestern

Selected Historical Consolidated Financials

(Dollars in thousands)	Year Ended December 31, 2013	2014	2015	2016	2017	Three Months Ended, March 31, 2018
Selected Period End Balance Sheet Data:						
Cash and cash equivalents	$62,812	$45,906	$79,636	$62,685	$9,502	$37,076
Available-for-sale securities	75,483	84,127	66,064	97,655	53,650	49,859
Mortgage loans held for sale	--	--	19,903	8,053	22,940	22,146
Loans[1]	**484,707**	**532,537**	**610,416**	**672,815**	**813,689**	**817,292**
Allowance for loan losses	4,839	5,960	5,956	6,478	7,287	7,100
Promissory notes from related parties	24,977	25,457	19,254	10,384	5,792	5,795
Goodwill	24,811	24,811	24,811	24,811	24,811	24,811
Other intangible assets, net	3,790	2,988	2,198	1,452	1,233	1,003
Company owned life insurance	--	10,130	10,477	13,898	14,316	14,410
Other real estate owned, net	5,347	4,573	3,016	2,836	658	658
Total assets	**696,977**	**752,581**	**857,001**	**915,998**	**969,659**	**991,621**
Noninterest-bearing deposits	**137,760**	**161,256**	**148,184**	**195,460**	**198,685**	**223,582**
Interest-bearing deposits	**423,443**	**427,587**	**561,753**	**558,440**	**617,432**	**594,645**
FHLB Topeka borrowings	20,000	41,000	25,000	37,000	28,563	47,928
Convertible subordinated debentures	20,605	20,962	14,548	4,749	--	--
Subordinated notes	7,625	7,625	7,625	13,150	13,435	13,435
Credit note payable	5,952	5,036	3,936	2,736	--	--
Preferred stock (liquidation preference)	28,168	28,168	28,168	25,468	24,968	24,968
Total shareholders' equity	**70,939**	**80,367**	**87,259**	**95,928**	**101,846**	**104,155**
Selected Income Statement Data:						
Interest income	$25,160	$25,134	$26,370	$29,520	$33,337	$9,006
Interest expense	5,250	4,422	3,904	5,063	5,761	1,646
Net interest income	**19,910**	**20,712**	**22,466**	**24,457**	**27,576**	**7,360**
Provision (release) for credit losses	(1,676)	1,455	1,071	985	788	(187)
Net interest income after provision for credit losses	21,586	19,257	21,395	23,472	26,788	7,547
Trust and investment management fees	20,187	20,852	20,863	20,167	19,455	4,954
Net mortgage gain	--	--	3,549	6,702	3,469	1,251
Net realized gain (loss) on sale of securities	(101)	321	717	114	81	--
Other	2,267	2,103	2,815	2,939	4,708	1,087
Non-interest income	**22,353**	**23,276**	**27,944**	**29,922**	**27,713**	**7,292**
Non-interest expense	**41,366**	**43,502**	**45,636**	**49,823**	**49,494**	**13,286**
Income (loss) before income tax	**2,573**	**(969)**	**3,703**	**3,571**	**5,007**	**1,553**
Income tax expense (benefit)	358	(11,959)	1,053	1,269	2,984	367
Net income	**2,215**	**10,990**	**2,650**	**2,302**	**2,023**	**1,186**
Preferred dividends paid to preferred shareholders	1,718	2,003	2,419	2,840	2,291	561
Share Data:						
Common shares outstanding, end of period	4,373,874	4,482,059	5,033,565	5,529,542	5,833,456	5,900,698
Weighted average outstanding shares, diluted	5,000,632	5,360,498	5,863,236	5,120,507	5,586,620	5,938,426

(1) Total loans net of loan fees and costs do not include loans held for sale of $22.1 million, $5.8 million, $22.9 million, $8.1 million and $19.9 million on March 31, 2018 and 2017, December 31, 2017, 2016 and 2015, respectively.

30

Holistic, Integrated Risk Management 31 Purpose Holistic approach for the oversight, control, and discipline to drive continuous improvement Everyone’s responsibility and non-compliance is not an option Governance framework for the process of anticipating, identifying, assessing, managing and monitoring risks Objectives Define risk appetite framework Define risk areas and responsibilities Identify key risk activities for the defined risk areas Establish risk tolerance for defined risk areas Establish systems for identifying and reporting risks, including emerging risks Monitor compliance with strategies designed to mitigate identified risks Ensure effective and timely implementation of corrective actions Integrate risk management framework objectives into performance evaluation framework Responsibilities ERM Committee: Oversee and support the Senior Risk Officer Establish risk tolerances and parameters (“risk appetite”) to assess risks and design adequate mitigation strategies Senior Risk Officer: ERM program to create and monitor risk management practices Perform company-wide risk assessment, including relative risk ratings Assign risk owners and approve action plans Review and monitor risk mitigation initiatives and status Review and report to ERM committee: Specific areas of risk and respective Risk Area Owner responsible for the risks existing in that area Magnitude of all material business risks Processes, procedures and controls in place to manage material risks Overall effectiveness of the risk management process Evaluate risks and provide guidance on new or proposed products, services or businesses

Key Themes of ERM– In the Business 32 Ensure Compliance Meet regulatory requirements Comply with good industry practices Effective, efficient, and smart compliance – a change agent for better business decisions Limit Potential Losses Improve Profitability Support Growth Risk Overlay for Decision Making Improve Stakeholder Management Define Governance and Organization Create appropriate transparency on risk, capital and balance-sheet usage, accounting implications Effectively limit risks and avoid reputational damage Strong risk controlling and monitoring Maintain both economic as well as accounting perspective Ensure decision-oriented processes Maintain efficient and lean risk management – standardization and differentiation Improve quality of problem loan management Optimize ALM and transfer pricing in cooperation with CFO/treasury Anticipate changes in the Company’s risk profile Ensure scalability and flexibility of core processes Improve balance-sheet management Contribute to powerful product offering Integrated risk, finance and capital perspective into business planning and management process Strong risk and finance capabilities through frontline tools, trainings, and incentives in IT/operations, HC Implement a strong risk and performance culture throughout the organization Improve planning and steering concepts, data management with CEO, CFO and treasury Satisfy Board requirements on transparency and decisions support Maintain effective relations with regulators Define risk structure’s mandate and organization, create independent risk view in core decisions Ensure CFO’s mandate and organization in capital and balance-sheet management, ALM, treasury, funding Define and implement ERM approach Ensure appropriate people development: knowledge, experience, stature, motivation and culture

Favorable Asset Quality Trends NPAs / Assets (%) NPLs / Loans (%) Net Charge-offs / Average Loans (%) Loan Loss Reserves / Gross Loans (%) 33 1.00 1.12 0.98 0.96 0.90 0.87 2013 2014 2015 2016 2017 Q1'18 2.56 2.04 1.20 0.70 0.50 0.41 2013 2014 2015 2016 2017 Q1'18 2.58 2.03 1.19 0.54 0.52 0.42 2013 2014 2015 2016 2017 Q1'18 0.62 0.07 0.19 0.07 0.00 0.00 2013 2014 2015 2016 2017 Q1'18

34 First Western Capital Management First Western Mortgage Services In late 2016, we closed our loan production office in Scottsdale, Arizona due to a lack of cultural fit and for not aligning with our long term mortgage strategy That location funded $149.8 million of mortgages during the first three quarters of 2016 which resulted in net gain on mortgage loans sold decreasing by $3.2 million in 2017 compared to 2016 To optimize our mortgage operation and to pursue our long term strategy of focusing on high net worth mortgage lending, we acquired assets of Englewood Mortgage Company (Greenwood Village LPO) in September 2017 In late 2016, we proactively terminated a senior portfolio manager and filed a lawsuit against this individual for various violations of his employment agreement This departure led to client attrition and had an approximate $1.4 million unfavorable revenue impact in 2017 In late 2017, we settled the lawsuit with the portfolio manager in favor of First Western for $0.8 million Fluctuations in 2016 & 2017 financial results can be attributed to the following two business segments: Notes on Historical Financial Statements

35 Non-GAAP Reconciliation Consolidated Pre-tax Pre-provision Income For the Three Months Ended, (Dollars in thousands) March 31, 2017(1) June 30, 2017(1) September 30, 2017(1) December 31, 2017(1) March 31, 2018(1) Net Income, as reported $526 $400 $2,746 $(1,650) $1,186 Provision for loan losses 224 261 306 (3) (187) Income tax expense (benefit) 296 208 (1,065) 3,545 367 Pre-tax, Pre-provision Income $1,046 $869 $1,987 $1,892 $1,366 Consolidated Pre-tax Pre-provision Income As of December 31, (Dollars in thousands) 2013 2014 2015 2016 2017 Net Income, as reported $2,215 $10,990 $2,650 $2,302 $2,023 Provision for loan losses (1,676) 1,455 1,071 985 788 Income tax expense (benefit) 358 (11,959) 1,053 1,269 2,984 Pre-tax, Pre-provision Income $897 $486 $4,774 $4,556 $5,795 Quarterly information has not been audited or reviewed, except March 31, 2018 and 2017, which has been reviewed. Tangible Common Equity Per Share As of June 30, (Dollars in thousands, except per share data) 2017 2018 Total shareholders’ equity $97,039 $104,722 Less Preferred stock 25,468 24,968 Goodwill 24,811 24,811 Intangibles, net 1,082 773 Tangible common equity $45,678 $54,170 Common shares outstanding, end of period 5,544,078 5,917,667 Tangible common book value per share $8.24 $9.15